UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fibrogen, Inc.

File No. 001-36740 - CF#34128

Fibrogen, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed August 8, 2016.

Based on representations by Fibrogen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26xxv	through September 19, 2019
Exhibit 10.26xxvi	through September 19, 2019
Exhibit 10.26xxvii	through September 19, 2019
Exhibit 10.26xxviii	through September 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary